Filed by SendGrid, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Below is a transcript of a video recording of SendGrid, Inc.’s Chief Executive Officer’s message to the employees of SendGrid, Inc. regarding the strategic transaction, which was made available to the employees on October 15, 2018.

TRANSCRIPT OF SAMEER DHOLAKIA VIDEO ANNOUNCEMENT // 10.15.18

SD: Hey, Gridders! Greetings! Today is an amazing day, and I can’t wait to be with you all in person to celebrate. Right now, I’m here in San Francisco walking into a bunch of media interviews and investor meetings so I can’t be with you immediately, but we’re going to hear from Jeff and myself, together, with a combined new company here in just a couple hours, but I can’t wait to celebrate with you guys later this week.

00:00:30

SD: I know this is really, really big news. I know it’s a lot to take in. We’re immediately, later this afternoon, gonna be having each of the ELT members meeting with all of the functional teams so that you can digest and ask some questions. Of course, I can’t wait to be with you with a SendGrid-only All Hands meeting that we’re going to schedule for Thursday, and I certainly plan on being in each of our offices over the course of this week.

00:01:00

SD: I know this news is probably going to be surprising — or shocking — to some of you. And your first question or reaction might well be, “Is this good news or bad news? How do I take this?” and the answer is: It’s great news. It’s great news because I want you all to know, we didn’t have to sell our company. We wanted to combine these two companies for two reasons. Number one: because it’s going to help us meaningfully accelerate towards our mission and vision. We have always talked about wanting to deliver on customer engagement, customer communications that drive engagement and growth, and build the world’s most trusted customer communications platform, that necessarily meant we would be multi-channel — that we would be additional to email. And this is going to help us deliver on that multi-channel communications platform vision, not over the course of the next five to ten years, but literally in the next 12 to 18 months.

00:02:01

SD: That creation, this combination, is going to allow us to create the unquestioned platform for our Dewey the developers, to embed customer communications into their software applications. And it’s going to help all of our marketers, that we are trying to serve, orchestrate messages across not just email, but all of these other channels. So, we just have an incredibly aligned vision, between SendGrid and what we’re trying to do, and what Twilio has been setting out to do for many years. And you’ll hear more about that as Jeff and I talk to you at the All Hands in a couple short hours.

00:02:37

SD: The second reason why we wanted to combine was we just believe we’re going to create an extraordinary business here, and create a lot of shareholder value. And we have always had an ownership mentality here at SendGrid, we always wanted all of our teammates, all of our Gridders to be option holders or equity holders in this company. And we did a lot of rigorous analysis of what our plan looked like solo and stand alone, and what it would look like together with Twilio, and I can just tell you that when we did that analysis, the combination was just really powerful. And I hope you will trust our decision making on that. We often talk about the boat analogy of you guys are doing the hard rowing and you gotta trust in the leadership team with the rudder at the back of the boat to be steering us into the right markets, to have the right team, the right capital structure. In this case, I hope you’ll trust that we have made, absolutely, the best decision for our shareholders to maximize shareholder value.

00:03:42

SD: Here’s what I don’t want you to worry about today with this announcement. First off, this deal and this combination is not about cost-cutting. It is all about growth and further growth. Twilio is, factors larger than SendGrid, about four times our size and is growing even faster. And they’re gonna help create opportunities for us to cross-sell both our products into their customer base, and vice-versa. And there’s a lot that we can learn about the changes they’ve made to their go-to-market model and apply them to our business that I’m really excited about.

00:04:15

SD: You’re probably wondering about the structure. How is this all going to work? After we close the transaction, which is going to take about 90 days, we will continue to operate effectively as a stand alone business unit, or division inside of Twilio. I will continue to lead SendGrid and am committed to doing that. I’m committed to be here to go build what I believe is an incredible business with an extraordinary opportunity sitting in front of us. There are going to be a lot more questions, I know. We’re distributing a Frequently Asked Questions, an FAQ doc, that hopefully will answer many of them but we know there’ll be many more to come. And just know that we’re going to set up lots of meetings and venues for us to answer questions in the weeks and months ahead.

00:05:00

SD: So, what now? Here’s what we do now, is business as usual. We gotta get back at it. It is actually a requirement, legally, for us to continue to operate stand alone and independently until we get all of the regulatory approvals and shareholder votes done. That process as I said will probably take us 90 days plus, and so we’ve just got to keep running our play. We’ve got to execute against our 2018 goals; we’ve got to keep working through our 2019 plans. I think we are looking at an opportunity that is even bigger, and now available to us more quickly, than ever before, and that just means that we have to run faster and not slow down.

00:05:46

SD: Most importantly, the message I want you all to take away today is: this is not, NOT, the end of our SendGrid story. It’s just the beginning of our next chapter, and that next chapter is going to be awesome. And I can’t wait to see us go execute it. So, I can’t wait to see you all on Thursday, I’ll be talking to you in a couple hours with Jeff. Until then, we’ll talk to you in a little bit. Bye.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with SendGrid’s pending acquisition by Twilio, Twilio will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of SendGrid and Twilio and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). SENDGRID URGES INVESTORS TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENDGRID, TWILIO AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by SendGrid and Twilio with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and SendGrid’s other SEC filings are also available on SendGrid’s website at http://www.sendgrid.com/.

SendGrid, Twilio and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding SendGrid’s officers and directors is included in SendGrid’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to SendGrid’s Investors page on its corporate website at http://www.sendgrid.com/. Information regarding Twilio’s officers and directors is included in Twilio’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Twilio’s Investors page on its corporate website at www.twilio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of SendGrid’s stockholders or Twilio’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of SendGrid and Twilio. There can be no assurances that the proposed merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of SendGrid and Twilio generally, including those set forth in the filings of SendGrid and Twilio with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. SendGrid and Twilio undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.